UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-226485, 333-226485-01 AND 333-226485-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

12 February 2020

BP sets ambition for net zero by 2050, fundamentally

changing organisation to deliver

BP today set a new ambition to become a net zero company by 2050 or sooner, and to help the world get to net zero. The ambition is supported by ten aims:

Five aims to get BP to net zero:

1.	Net zero across BP’s operations on an absolute basis by 2050 or sooner.

2.	Net zero on carbon in BP’s oil and gas production on an absolute basis by 2050 or sooner.

3.	50% cut in the carbon intensity of products BP sells by 2050 or sooner.

4.	Install methane measurement at all BP’s major oil and gas processing sites by 2023 and reduce methane intensity of operations by 50%.

5.	Increase the proportion of investment into non-oil and gas businesses over time.

Five aims to help the world get to net zero:

6.	More active advocacy for policies that support net zero, including carbon pricing.

7.	Further incentivise BP’s workforce to deliver aims and mobilise them to advocate for net zero.

8.	Set new expectations for relationships with trade associations.

9.	Aim to be recognised as a leader for transparency of reporting, including supporting the recommendations of the TCFD.

10.	Launch a new team to help countries, cities and large companies decarbonise.

To deliver the ambition, BP will fundamentally reorganise to become a more focused, more integrated company, comprising:

•	Four business groups to deliver performance and value growth:

Production & Operations; Customers & Products; Gas & Low Carbon Energy; and Innovation & Engineering.

•	Three integrators to identify and maximise opportunities:

Sustainability & Strategy; Regions, Cities & Solutions; and Trading & Shipping.

•	Four core enablers to support business delivery:

Finance; Legal; People & Culture; and Communications & Advocacy.

BP is committed to performing while transforming:

No change to BP’s fundamental commitments:

•	to safe and reliable operations

•	to delivering BP’s investor proposition, including commitments on:

•	growing sustainable free cash flow and shareholder distributions over long term;

•	maintaining strong financial frame and cost and capital discipline, and deleveraging the balance sheet;

•	delivering 2021 free cash flow targets.

BP will host a capital markets day in September to set out its strategy and near-term plans.

New purpose and ambition

BP’s new CEO Bernard Looney today announces a new purpose and a new ambition for the company.

BP’s new purpose is reimagining energy for people and our planet.

The purpose is underpinned by an industry-leading ambition — for BP to become a net zero company by 2050 or sooner, and to help the world get to net zero - and this ambition is supported by ten aims.

To deliver all this, BP will fundamentally transform its whole organisation, and maintain its commitment to performing while transforming. Bernard Looney said:

“The world’s carbon budget is finite and running out fast; we need a rapid transition to net zero. We all want energy that is reliable and affordable, but that is no longer enough. It must also be cleaner. To deliver that, trillions of dollars will need to be invested in replumbing and rewiring the world’s energy system. It will require nothing short of reimagining energy as we know it.

“This will certainly be a challenge, but also a tremendous opportunity. It is clear to me, and to our stakeholders, that for BP to play our part and serve our purpose, we have to change. And we want to change - this is the right thing for the world and for BP.”

Helge Lund, BP’s chairman, commented:

“Energy markets are changing, driven by climate change, technology and societal expectations, and the Board supports Bernard and his new leadership team’s ambition for BP. Aiming for net zero is not only the right thing for BP, it is the right thing for our shareholders and for society more broadly. As we embark on this ambitious agenda, we will maintain a strong focus on safe, reliable and efficient operations and on delivering the promises we have made to our investors.”

Reimagining energy

BP’s new ambition to be a net zero company by 2050 or sooner covers the greenhouse gas emissions from its operations worldwide, currently around 55 million tonnes of CO2 equivalent (MteCO2e) a year, and the carbon in the oil and gas that it produces, equivalent currently to around 360 MteCO2e emissions a year - both on an absolute basis. Taken together, delivery of these aims would equate to a reduction in emissions to net zero from what is currently around 415 MteCO2e a year.

“This is what we mean by making BP net zero. It directly addresses all the carbon we get out of the ground as well as all the greenhouse gases we emit from our operations. These will be absolute reductions, which is what the world needs. If this were to happen to every barrel of oil and gas produced, the emissions problem for our sector would be solved. But of course, the world is not that simple; the whole energy system has to be transformed and everyone has a contribution to make - producers and sellers of energy, policy makers and everyone who uses energy” - Bernard Looney.

Therefore, BP also aims to help its customers reduce their emissions by halving the carbon intensity of the products it sells, again by 2050 or sooner - offering customers more and better choices of low- and no-carbon products.

BP also aims to install methane measurement at all of its existing major oil and gas processing sites by 2023 and then reduce the methane intensity of its operations by 50%.

And over time BP also aims to increase the proportion of investment it makes into non-oil and gas businesses:

“We expect to invest more in low carbon businesses - and less in oil and gas - over time. The goal is to invest wisely, into businesses where we can add value, develop at scale, and deliver competitive returns” - Bernard Looney.

The ambition also includes a series of aims targeted at supporting the world’s progress towards net zero:

•

More actively advocating for policies that support net zero, including carbon pricing; stopping corporate reputation advertising and redirecting resources to promote net zero policies, ideas, actions, collaborations and its own net zero ambition.

•	Incentivising BP’s global workforce to deliver on the aims and mobilise them to become advocates for net zero; increasing the percentage of remuneration linked to emissions reductions.

•

Setting new expectations for BP’s relationships with trade associations, making the case for BP’s views on climate change, being transparent where views differ, and being prepared to leave those where alignment cannot be reached.

•

Being recognised as an industry leader for the transparency of reporting, working constructively with the TCFD and other groups to develop good practices and standards for transparency of reporting. BP today announced its support for the recommendations of the TCFD.

•	Launching a new team to create integrated clean energy and mobility solutions and to help countries, cities and corporations around the world decarbonise.

Reinventing BP

The structure of BP’s organisation - and of much of the industry - has been broadly the same for more than a century, split into separate organisations - upstream, downstream, and other businesses. To deliver its new ambition and aims, BP will now undergo a fundamental reorganisation.

“We need to reinvent BP. Our historic structure has served us well but, in order to keep up with rapidly-evolving customer demands and society’s expectations, we need to become more integrated and more focused. So we are undertaking a major reorganisation, introducing a new structure, a new leadership team and new ways of working for all of us” - Bernard Looney.

Under the plans, BP’s existing, largely autonomous business segments - upstream and downstream - will be dismantled and the group reorganised globally into a more focused and more integrated entity, comprising 11 teams. The heads of these teams will make up BP’s new leadership team.

Performance and value growth will be delivered by four business groups:

•	Production & Operations, led by Gordon Birrell, will be BP’s new operational centre, bringing its operations together, focused on driving safety, efficiency and value growth.

•

Customers & Products, headed by Emma Delaney, will focus on customers as the driving force for the energy products and services of the future, and on customer experience and expansion in rapidly changing markets.

•

Gas & Low Carbon Energy, led by Dev Sanyal, will unite energy teams currently dispersed around BP to create focused low carbon solutions. It will also pursue opportunities in decarbonisation and new value chains such as hydrogen and CCUS.

•

Innovation & Engineering, headed by David Eyton, will bring added momentum to BP’s venturing and Launchpad investments and act as a catalyst for creating value from disruptive opportunities. It will also house BP’s engineering discipline and safety and operational risk team.

Three integrators will be established to find and maximise opportunities for BP:

•

Strategy & Sustainability, headed by Giulia Chierchia, who is joining BP from McKinsey, will ensure that sustainability is embedded at the top of BP and provide a single group-wide approach to strategy and capital allocation.

•

Regions, Cities & Solutions, led by William Lin, will build relationships with regions, cities and large corporations, aiming to develop integrated energy and carbon solutions that can bring emissions down at scale.

•	Trading & Shipping, led by Carol Howle, will build on BP’s existing deep expertise in its existing business to more effectively help BP capture new commercial opportunities and add value.

Four teams will serve as enablers of business delivery:

•	Finance, led by Murray Auchincloss.

•	Legal, headed by Eric Nitcher.

•	People & Culture, headed by Kerry Dryburgh.

•	Communications & Advocacy, led by Geoff Morrell.

Over the next few months, the new BP leadership team will focus on building their teams and on developing BP’s strategy to deliver the ambition.

“Together we will aim to build a more agile, innovative and efficient BP. A purpose-driven, digitally-enabled, fully-integrated organisation. I’m confident that this new leadership team, together with all our people, have the skill and will to turn BP into a thriving sustainable energy business that is a force for good in a net zero world” - Bernard Looney.

Performing while transforming

Despite the planned group-wide programme of change, BP’s fundamental commitments remain unchanged - to safety and to investors.

“BP needs to continue to perform as we transform. As committed as I am to making transformation happen, I am equally committed to some fundamental principles that have served us well. Safe and reliable operations will always underpin all we do, and we remain committed to meeting the promises we have made to our shareholders. We can only reimagine energy if we are financially strong, able to pay the dividend our owners depend on and to generate the cash to invest in new low and no-carbon businesses” - Bernard Looney.

BP’s commitment to safe and reliable operations is unchanged with safety as a core value. The new structure is expected to underpin and strengthen safety performance.

BP also remains committed to its investor proposition of growing sustainable free cash flow and distributions to shareholders over the long term. It continues to be committed to a strong financial frame including deleveraging the balance sheet and maintaining capital discipline, to delivering its free cash flow targets for 2021, and to staying focused on costs and pursuing efficiencies.

BP intends to host a capital markets day in September at which the leadership team will set out more information on BP’s strategy and near-term plans.

Further information:

BP press office, London: +44(0)20 7496 4076, bppress@bp.com

Notes:

•

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014. The person responsible for arranging the release of this announcement on behalf of BP p.l.c. is Ben Mathews, Company Secretary.

•	BP expects its external financial reporting to continue on the current segment basis throughout 2020.

•	For the purpose of this announcement, the terminology below has the following meanings:

•	net zero: zero GHG emissions, after deduction of sinks, removals or reductions and as determined in accordance with BP’s methodologies.

•	on an absolute basis: measured in terms of reductions in total GHG emissions, rather than reductions in carbon intensity per unit of energy.

•

greenhouse gas (GHG) emissions from its operations: direct (Scope 1) and indirect (Scope 2) GHG emissions (CO2 and methane) emissions on a CO2-equivalent basis (MteCO2e) as reported by BP and on the basis of operational control as defined in BP’s 2018 Annual Report and Form 20-F - see page 48 of BP Annual Report and Form 20-F 2018.

•	carbon in BP’s oil and gas production: estimated CO2 emissions assuming combustion of BP’s upstream oil and gas production (Scope 3, category 11), on an equity share basis.

•

carbon intensity of products BP sells: lifecycle GHG emissions per unit of energy based on marketing sales (as described on page 32 of BP Annual Report and Form 20-F 2018) of products, expressed as gCO2e/MJ. Lifecycle GHG emissions comprise the sum of:

•	estimated GHG emissions from the production, processing and transportation, whether by BP or other parties, of the product, and

•	estimated GHG emissions from the assumed combustion of the product.

•

products: energy products (including fuels, gas, biofuels and power but excluding products not designed for energy use, such as lubricants or petrochemical feedstocks), and could in future, where provided for in BP’s methodology, include relevant non-energy products such as those associated with GHG sinks, removals or reductions e.g. land carbon projects.

•

methane intensity: includes the methane emissions from BP’s upstream oil and gas operations as a percentage of the gas that goes to market from those operations (on the basis of operational control as defined on page 48 of BP Annual Report and Form 20-F 2018).

•	equity share basis: comprises 100% share from subsidiaries and the percentage of BP’s share equivalent to its share of joint arrangements and associates, but excluding BP’s share of Rosneft.

•

Further information relating to the above terminology (and related methodologies) is expected to be contained in the forthcoming BP Annual Report and Form 20-F 2019 and the BP Sustainability Report 2019. Such terminology and related methodologies may evolve over time, as may be disclosed from time to time.

Cautionary Statement:

In order to utilise the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, BP is providing the following cautionary statement: The discussion in this announcement contains certain aims, ambitions, targets and other forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to BP’s new purpose, ambition and structure.

These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘ambitions’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’, ‘is committed to’ or similar expressions. In particular, the following, among other statements, are all forward-looking statements: BP’s new ambition to be a net zero company by 2050 or sooner including its aims regarding emissions across operations, the carbon content of its oil and gas production; a 50% cut in the carbon intensity of products BP sells, methane measurement at major oil and gas processing sites by 2023 and subsequent reduction of methane intensity of operations, and aims to increase the proportion of investment into non-oil and gas businesses over time; aims to help the world get to net zero; plans for incentivising BP’s global workforce; plans for a wide-ranging restructuring of the business; the aim to build a more agile, innovative and efficient BP; continuing commitment to safe and reliable operations; commitment to continuing to perform as BP transforms; continuing commitment to the investor proposition including with respect to growing free cash flow and distributions to shareholders over long term, deleveraging the balance sheet, capital discipline, delivering 2021 free cash flow targets and focus on costs and pursuing efficiencies; and commitment to transparency and advocacy for a low carbon world.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; societal shifts in consumer demand; delays to the pace of change; development and use of new technology; timing of bringing new projects on stream; ability to exploit growth or investment opportunities; changes in public expectations and other changes to business conditions; adverse changes in tax regimes; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing; price and availability of alternative fuels; operational and safety problems; delays in developing infrastructure for transportation and distribution; economic and financial market conditions generally or in various countries and regions; political and social stability and economic growth in relevant areas of the world; political and economic policies in jurisdictions where we operate; changes in laws and governmental regulations; regulatory or legal actions and the actions of courts; delays in the processes for resolving claims; recruitment and retention of a skilled workforce; labour relations and industrial actions by workers; the success of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future financial resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; natural disasters and adverse weather conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this announcement, and under “Risk factors” in BP’s Annual Report and Form 20-F 2018 as filed with the US Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 18 February 2020	/s/ Ben J.S. Mathews
Ben J.S. Mathews
Company Secretary